UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35829 / December 17, 2025

In the Matter of:

1WS Credit Income Fund
1WS Capital Advisors, LLC
One William Street Capital Management, L.P.
One William Street Capital Master Fund, Ltd.
OWS Credit Opportunity Master Fund, Ltd.
OWS ABS Master Fund II, LP
OWS LSAR Master Fund, L.P.
OWS ABS IV, LP
OWS Credit Opportunity Fund, L.P.
OWS Credit Opportunity Fund II, L.P.
One William Street Capital Partners, L.P.
One William Street Capital Partners II, L.P.
One William Street Capital Offshore Fund, Ltd.
OWS Capital Offshore Fund II, Ltd
One William Street Capital Intermediate Fund, L.P.
OWS Credit Opportunity Offshore Fund, Ltd.
OWS Credit Opportunity Offshore Fund II, Ltd
OWS Credit Opportunity Offshore Fund III, Ltd
OWS Credit Opportunity Intermediate Fund, LP
OWS Credit Opportunity I, LLC
OWS LSAR Offshore Fund, Ltd.
OWS ABS Fund II, Ltd.
OWS ABS Fund VIII, Ltd.

299 Park Avenue, 25th Floor
New York, New York 10171

812-15796

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

1WS Credit Income Fund, et al. filed an application on May 13, 2025, and amendments to the
application on July 17, 2025, September 10, 2025, and November 20, 2025, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule
17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain

registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On November 21, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35798). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by 1WS Credit Income Fund, et al. (File No. 812-15796) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.